CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 6)

                          ESC Medical Systems Ltd.
                       ------------------------------
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
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                       (Title of Class of Securities)

                                 M40868107
                       ------------------------------
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
              -----------------------------------------------
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               April 19, 1999
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          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /



CUSIP No. M40868107           13D
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      This Amendment No. 6 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, and Amendment No. 5, dated April 14, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4.  Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

            On April 19, 1999, Messrs. Genger and Gottstein sent a letter to Shimon Eckhouse, the Company's chairman, chief executive officer and president, in response to a press release issued by the Company on April 15, 1999. The contents of such letter are as follows:

            "We are writing to you in response to ESC Medical System Ltd.'s (the "Company") press release, dated April 15, 1999. The press release made certain allegations about our intentions and about the actions that we have taken recently to restructure the Company's Board of Directors. We believe the statements in the Company's press release are false and misleading and a gross misrepresentation of our intentions. In our view this is yet another clear attempt to purposely mislead investors and entrench the Company's current Board and management.

      Specifically, we strongly object to the Company's statement that we are attempting "to seize control" of the Company. As significant minority shareholders, we have the absolute right under Israeli law to require a shareholder vote on the question of whether a change in the current composition of the Board is warranted. It is a majority of the Company's shareholders -- not us alone, and certainly not the current Board and management alone -- that is entitled to make that decision. Moreover, the nominees proposed to replace the current directors are in no way controlled by us. In fact, a majority of the directors of the new Board will have had no prior business relationship with either of us. To suggest that somehow these directors -- who would be elected by a majority of outside shareholders -- are somehow under our influence and control is absurd. We demand that you immediately cease such characterizations.



CUSIP No. M40868107           13D
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            Second, we fail to understand how the Company can assert that no Israeli law exists requiring a shareholder meeting to be held within 21 days of the filing of a demand for an extraordinary meeting as we have done. The language of the Israeli statute (in both the English and the official Hebrew versions) is crystal clear in that directors "must, notwithstanding any provision in the articles, convene immediately a lawful extraordinary general meeting of the company," and if such meeting is not convened within 21 days from the day of the demand, the demanding shareholders have the right to convene the meeting themselves and reasonable expenses incurred can be charged back to the directors who have failed to so convene the meeting. Your attempt to thwart the clear statutory right of significant minority shareholders to convene an extraordinary meeting through some artificial and contorted interpretation of the plain meaning of the statute further illustrates management's blatant disregard for meaningful corporate governance and only reinforces the need for a change in the Board composition.

            Third, we refer to the Company's statement that we are soliciting proxies which would give our attorneys the absolute discretion to appoint additional members of the Board without identifying them to shareholders. This would only happen if the Board of Directors of the Company increases the number of directors to create vacancies. If the Board will stipulate that it will not take any action to increase the size of the existing Board (currently consisting of eight directors) through the date on which the extraordinary general meeting demanded by us is held, we will stipulate that neither of our attorneys will take any action to add unnamed directors to the Board of Directors during the same period.

            Finally, please advise us in what respects you believe that our form of proxy does not conform with the requirements in the Company's Articles of Association and why such form of proxy would be invalid if offered at future shareholder meetings.

            The actions that this Board has taken to date in order to silence two of the Company's largest shareholders -- whose sole interest is in maximizing value for all shareholders -- once again demonstrate why we believe a restructured Board is necessary and is in the best interest of all shareholders of the Company.



CUSIP No. M40868107           13D
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      Please advise us at your earliest convenience as to when the meeting will be held and record date for such meeting. Very truly yours, Arie Genger and Barnard J. Gottstein"

      Messrs. Genger and Gottstein intend to continue to have discussions with other shareholders of the Company regarding their proposal and to seek shareholder support.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.



CUSIP No. M40868107           13D
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Item 7.  Material to be Filed as Exhibits.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 10:    Letter, dated April 19, 1999, from Messrs.
                     Genger and Gottstein to the chairman, chief executive officer and president of the Company



CUSIP No. M40868107           13D
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                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 1999


                                     /s/ Barnard J. Gottstein
                                     ------------------------------------
                                     Barnard J. Gottstein
                                     Individually and as Trustee of
                                     the Barnard J. Gottstein Revocable
                                     Trust


                                     BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                     /s/ Barnard J. Gottstein
                                     --------------------------------------
                                     Barnard J. Gottstein
                                     Trustee



CUSIP No. M40868107           13D
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                               EXHIBIT INDEX

      Exhibit
      Number                Title                                Page
      -------               -----                                ----

        10          Letter, dated April 19, 1999,                  8
                    from Messrs. Genger and
                    Gottstein to the chairman,
                    chief executive officer and
                    president of the Company